Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

September 29, 2006
TSX-V Trading symbol: ASM
 U.S. OTC BB symbol: ASGMF
Berlin & Frankfurt GV6

AVINO BEGINS DRILLING ON MINTO PROPERTY

Avino Silver & Gold Mines Ltd. has begun drilling on the Company’s Minto Property to follow up on the mechanized trenching program that was carried out on the Minto Property in June, 2005 (see news release dated June 22, 2005). The Company has planned approximately 300 metres of drilling.

The Company, founded in 1968, has established a long record of mining and exploration. The Company’s focus is the acquisition and exploration of top silver prospects throughout North America. Avino remains well funded with low debt.

On Behalf of the Board

“David Wolfin”
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.